Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch

(202) 419-8416

clynch@stradley.com

May 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Ms. Samantha Brutlag, Esquire

Re: GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. Brutlag:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on April 29, 2021, with regard to Post-Effective Amendment No. 85 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”). Please note that these responses supplement the Registrant’s letter filed on April 23, 2021 pursuant to comments you conveyed on April 16, 2021.

Below we have provided your comments and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS

1) Comment: The tables headed “Investment Adviser and Portfolio Managers” and “Sub-Adviser and Portfolio Managers” do not indicate whether each listed person is also a portfolio manager. Please revise the disclosure to state that each listed person is jointly and primarily responsible for the management of the relevant Fund’s portfolio.

Response: The Registrant, will, at the time of its next annual update to its registration statement, add the following sentence immediately below the “Investment Adviser and Portfolio Managers” heading: “Each person listed below is jointly and primarily responsible for the management of the Fund’s portfolio.”

2 ) Comment: With regard to the Target Risk Funds which include discussion of impact investing themes, please confirm that those Target Risk Funds do not allocate or intend to allocate 20% or more of their assets to the Impact asset class. Additionally, please disclose in the prospectus that those funds access the Impact asset class via investment in the Global Impact Fund.

Response: The Registrant confirms that the Target Risk Funds which invest in the Impact asset class do not currently invest or intend to invest more than 5% of their assets in the class. The Registrant will, at the time of its next annual update to its registration statement, amend footnote 4 to each affected Asset Class table as follows:

The Impact asset class may include, via investment in the Global Impact Fund, investments in the equity and debt of companies, nonprofit organizations and funds (e.g., registered funds, private funds or other similar pooled investment vehicles).

3) Comment: The Staff reiterates its comment regarding each Fund which, per the Prospectus, “consider[s] notional exposure of its derivative investments when determining the percentage of its assets that are invested in non-U.S. issuers.” In order to comply with Rule 35d-1 under the Investment Company Act of 1940, and the Funds’ 80% investment policy, derivatives must be valued using an assets-based test, not an exposure-based test. Please see SEC Release No. IC-33809, File No. S7-04-20, Request for Comments on Fund Names, dated March 2, 2020 (the “Names Test Release”).

Response: Registrant continues to believe that the use of notional value of derivative instruments may be the most appropriate measure of the economic exposure of a Fund in certain circumstances, and that the use of notional value in such circumstances is consistent with Rule 35d-1. Registrant acknowledges the Commission’s questions raised in the Names Test Release, which itself refers to the “Names Rule-related challenge for funds that invest in derivatives” and requests comment on whether a regulatory approach to derivatives and the Names Rule should take notional value into account. In the Registrant’s view, using notional value in certain instances is a better indicator of

U.S. Securities and Exchange Commission

potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1. As stated in our initial response, Registrant believes that such treatment is consistent with the SEC’s statement in its 2001 Investment Company Names Release1 that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416, or Jessica L. Patrick at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:	Melanie Childers

Matthew A. Wolfe, Esquire

Jessica L. Patrick, Esquire

[1]	Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).